Cyruli Shanks Hart & Zizmor, LLP
Attorneys at Law
420 Lexington Avenue
Suite 2320
New York, NY 10170
(212) 661-6800

February 3, 2009

Mr. David Humphrey
U. S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Explorations Group, Inc. (the "Company")
Form 10-KSB for the Fiscal Year Ended December 31, 2007
File No. 0-49864

Dear Mr. Shannon:

Enclosed please find an amendment to the Company’s Form 10-KSB for the Fiscal Year Ended December 31, 2007 which has been filed in response to your January 23, 2009 comment letter. This letter summarizes our responses thereto and shown below are specific responses to the numbered paragraphs contained in your comment letter (with such responses numbered to reflect the paragraph it is responsive to).

1.           In response to comment number 1, please note that the name of the engagement partner at Liebman, Goldberg & Drogin, LLP was Elliot Goldberg. Michael R. Drogin did not participate in the audit of the Company in any fashion.

2.           In response to comment number 2, the Liebman, Goldberg & Drogin, LLP partner who signed the Company’s independent auditor’s report was Elliot Goldberg.

3.           In response to comment number 3, please see the Form 10-KSB/A filed herewith which contains a revised auditor’s report which clarifies that the audit covered the two year period ended December 31, 2007.

4.           In response to comment number 4, please note that all future Form 10-Q filings by the Company will include an affirmative statement that the interim financial statements included in such reports “include all adjustments, that, in the opinion of management, are necessary in order to make the financial statements not misleading.”

In addition, please note that the Company’s written acknowledgement is attached hereto.

Sincerely,

/s/ Paul Goodman
Paul Goodman

EXPLORATIONS GROUP, INC.
34 Fifteenth Street
Brooklyn, NY 11215

February 3, 2009

U. S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Explorations Group, Inc. (the "Company")
File No. 0-49864

To Whom It May Concern:

In response to your request for certain confirmations from the Company, please find the following.  The Company hereby acknowledges the following:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Explorations Group, Inc.

By: /s/ Eric Brown
Chief Executive Officer